[LOGO OF AEGON]

                                                                          836630
                                                                   PRESS RELEASE

THIRD QUARTER 2003 NET INCOME EUR 464 MILLION; NET INCOME PER SHARE EUR 0.30

FIRST NINE MONTHS 2003 NET INCOME EUR 1,323 MILLION; NET INCOME PER SHARE EUR
0.85

The Hague, The Netherlands, November 6, 2003

AEGON reports net income of EUR 464 million for the third quarter of 2003 compared to EUR 429 million in the third quarter of 2002. Additions to the provision for defaults on fixed income securities and the provision for guarantees were lower than in the same period of 2002. Net income for Transamerica Finance Corporation was EUR 31 million higher for the quarter. Earnings per share for the third quarter of 2003 were EUR 0.30, compared to EUR
0.29 in the same period last year.

Net income of EUR 1,323 million increased 11% compared to EUR 1,192 million in the first nine months of 2002 and includes an EUR 144 million increase in net income from Transamerica Finance Corporation. At constant currency exchange rates, net income would have increased by 24% for the first nine months of 2003. Income before tax for the first nine months of 2003 was 3% lower than the first nine months of 2002. Reflecting the adjustment for the 2002 stock dividend and the increased preferred share dividend, earnings per share over the first nine months amounted to EUR 0.85 compared to EUR 0.82 for the same period last year.

Chairman's statement
Donald J. Shepard, Chief Executive Officer and Chairman of the Executive Board, said: "Our earnings for the first nine months showed growth of 11% and using constant currency exchange rates growth was up 24%. Life production for the first nine months was up 3% and up 15% using constant currency exchange rates. The agreement to divest most of Transamerica Finance Corporation's business reinforces our focus on core activities. We continue to look for efficiency improvements to enhance our profitability."

HIGHLIGHTS - Third quarter and first nine months 2003
(amounts in millions, except per share data)

     Third First nine                                     Third     Third       First nine  First nine          (DELTA)
    quarter    months                                   quarter   quarter           months      months         Constant
       2003      2003                                      2003      2002             2003        2002      exch. rates
        USD       USD                                       EUR       EUR    %         EUR         EUR    %           %
------------------------                            --------------------------------------------------------------------
        642     1,690  Income before tax                    572       574    0       1,521       1,564   -3           9
        521     1,470  Net income                           464       429    8       1,323       1,192   11          24
       0.33      0.94  Net income per share                0.30      0.29    3        0.85        0.82    4          16
      5,013    16,273  Premium income                     4,457     4,918   -9      14,647      16,137   -9           1
      2,470     7,153  Investment income                  2,200     2,176    1       6,438       7,033   -8           6
      7,582    23,729  Total revenues                     6,745     7,193   -6      21,358      23,459   -9           2
      1,426     4,314  Commissions and expenses           1,269     1,152   10       3,883       3,809    2          17
        672     2,081  New life production                  598       525   14       1,873       1,815    3          15
      5,084    19,661  Gross deposits /(1)/               4,505     7,070  -36      17,697      24,579  -28         -16
               15,854  Shareholders' equity /(2)/                                   13,606      14,231   -4           5
              280,120  Total assets /(2)/                                          240,405     238,206    1

1)   Annuity, GIC and savings deposits are not included in revenues
2)   Amounts reported for 2002 are as of December 31, 2002

Outlook
With sustained market improvements, the company believes the outlook is positive. AEGON is not providing earnings forecasts.

Key points for the third quarter 2003

..    Net income in local currencies for the third quarter in the US and the UK were up by 25%, while net income in the Netherlands was 1% lower and net income in euro in the Other Countries was comparable to last year.

..    Standardized new life production was level in the Americas, declined 20% in the Netherlands, was 7% higher in the UK and increased more than fivefold in Other Countries when compared to the third quarter of 2002. The increase in Other Countries is largely driven by the strong production in Taiwan.

..    Deposits decreased 31% in the Americas compared to the third quarter 2002.
     Variable annuity sales declined 51% reflecting actions taken to curtail certain product features. Fixed annuity deposits were 34% lower as a result of actions taken to reduce policyholder crediting rates and adjustments to commission structures.

..    Off balance sheet production increased by 63% in the Americas and 49% in
     The Netherlands and was significantly lower in the UK.

..    Bond default additions were USD 107 million (EUR 95 million) compared to
     USD 138 million (EUR 149 million) in the third quarter 2002. Actual default losses charged against the provision were USD 108 million (EUR 96 million) compared to USD 169 million (EUR 167 million) in the third quarter of 2002.

..    Net income for Transamerica Finance Corporation for the third quarter was
     USD 49 million (EUR 43 million) compared to USD 13 million (EUR 12 million) in the third quarter of 2002 primarily as a result of lower credit losses and higher gross margin.

Key points for the first nine months 2003

..    Net income in local currencies for the first nine months of this year was up 30% in the Americas, was up 2% in the Netherlands and was 23% lower in the UK. Net income in euro in the Other Countries was 27% higher than in the first nine months of the prior year.

..    Currency exchange rates negatively impacted net earnings by 13% compared to the first nine months of 2002, driven mainly by the lower US dollar against the euro.

..    Standardized new life production increased 10% in the Americas and 6% in the UK, but declined 27% in the Netherlands compared to the first nine months of 2002. Standardized new life production increased by nearly fourfold in Other Countries, mainly driven by strong sales in Taiwan.

..    While new deposits decreased 15% in the Americas compared to the first nine months of 2002, account balances rose in the Americas for fixed annuities, variable annuities and GICs by 7%, 20% and 8% respectively during the first nine months this year. Savings account balances in the Netherlands decreased 6% during the first nine months this year.

..    Off balance sheet production, excluding currency effect, rose 32% driven by new business in the Americas and the Netherlands.

..    Earnings, compared to the first nine months of 2002 were positively affected by:
          .    Lower charges related to DPAC amortization (EUR 183 million);
          .    Lower additions to provision for guarantees (EUR 279 million);
          .    Lower additions to the default provision for fixed income
               securities (EUR 238 million);
     and were negatively affected by:
          .    Higher pension expenses (EUR 111 million);
          .    Lower indirect income (EUR 125 million);
          .    Lower investment yields in the US (EUR 106 million) and
          .    Lower management fees in the UK (EUR 39 million)

..    Net income for the first nine months of 2003 for Transamerica Finance
     Corporation was USD 236 million (EUR 212 million) compared to USD 63 million (EUR 68 million) for the nine months of 2002. Compared to the prior year, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses and credit losses, and the recognition of deferred income of USD 35 million (EUR 32 million) from the termination of a major client contract, several one-time tax benefits totaling USD 31 million (EUR 28 million) were realized.

..    As part of the company's cost reduction initiatives, during the first nine months of 2003, administrative employee headcount was reduced by almost 1,000 positions. Agent employee headcount rose by approximately 3,200 positions, primarily reflecting the financial consolidation of the distribution units in The Netherlands.

Highlights

                                                                                                          amounts in millions

USD                                                                      EUR                        EUR
---------------------------                                              ------------------------   -------------------------
    First nine months                                                         Third quarter          First nine months
---------------------------                                              ------------------------   -------------------------
      2003      2002      %                                                   2003     2002     %      2003      2002       %
                             Income by product segment
       977     1,016     -4  Traditional life                                  277      348   -20       879     1,095     -20
       239       188     27  Fixed annuities                                   100       77    30       215       203       6
       189       189      0  GICs and funding agreements                        74       65    14       170       204     -17
       318       272     17  Life for account policyholders                    112       89    26       286       293      -2
        23      -264    109  Variable annuities                                 14      -32   144        21      -285     107
        33         0      0  Fee business                                       10       -3              30         0       0
--------------------         --------------------------------------------------------------         -----------------
     1,779     1,401     27  Life insurance                                    587      544     8     1,601     1,510       6
       209       217     -4  Accident and health insurance                      80       79     1       188       234     -20
        66        52     27  General insurance                                  17       22   -23        60        56       7
--------------------         --------------------------------------------------------------         -----------------
     2,054     1,670     23  Total insurance activities                        684      645     6     1,849     1,800       3
        12        30    -60  Banking activities                                  9       11   -18        11        32     -66
      -376      -249     51  Interest charges and other                       -121      -82    48      -339      -268      26
--------------------         --------------------------------------------------------------         -----------------
     1,690     1,451     16  Income before tax                                 572      574     0     1,521     1,564      -3
      -456      -408     12  Corporation tax                                  -151     -157    -4      -410      -440      -7
       236        63         Transamerica Finance Corporation                   43       12             212        68
--------------------         --------------------------------------------------------------         -----------------
     1,470     1,106     33  Net income                                        464      429     8     1,323     1,192      11
=============================================================================================================================
                             Income geographically
     1,225       984     24  Americas                                          422      403     5     1,103     1,061       4
       622       496     25  The Netherlands                                   199      186     7       560       534       5
       149       176    -15  United Kingdom                                     49       45     9       134       190     -29
        70        44     59  Other countries                                    23       22     5        63        47      34
--------------------         --------------------------------------------------------------         -----------------
     2,066     1,700     22  Income before tax business units                  693      656     6     1,860     1,832       2
      -376      -249     51  Interest charges and other                       -121      -82    48      -339      -268      26
--------------------         --------------------------------------------------------------         -----------------
     1,690     1,451     16  Income before tax                                 572      574     0     1,521     1,564      -3
      -456      -408     12  Corporation tax                                  -151     -157    -4      -410      -440      -7
       236        63         Transamerica Finance Corporation                   43       12             212        68
--------------------         --------------------------------------------------------------         -----------------
     1,470     1,106     33  Net income                                        464      429     8     1,323     1,192      11
=============================================================================================================================


     6,004     4,986     20  Gross margin                                    1,841    1,726     7     5,404     5,373       1
     4,314     3,535     22  Commissions and expenses                        1,269    1,152    10     3,883     3,809       2


                             Amounts per common share of EUR 0.12
      0.94      0.76     24  Net income /1/                                   0.30     0.29     3      0.85      0.82       4
      0.94      0.76     24  Net income fully diluted /1/                     0.30     0.30     0      0.85      0.82       4


    As at     As at                                                                                   As at     As at
 Sept. 30,  Dec. 31,                                                                               Sept. 30,  Dec. 31,
     2003      2002                                                                                    2003      2002
-----------------------------------------------------------------------------------------------------------------------------
      9.00      8.64      4  Shareholders' equity /2/                                                  7.72      8.24      -6
      9.44      9.18      3  Shareholders' equity after full conversion /2/                            8.10      8.75      -7
=============================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------
                             Number of employees                                                     28,846    26,278      10
                             Outstanding common shares: /3/

                             - Number of common shares (millions)                                     1,514     1,502       1
                             - Weighted average number (millions)                                     1,473     1,452       1
=============================================================================================================================

/1/ Based on the weighted average number of common shares, adjusted for stock dividend and repurchased own shares.
/2/ Based on the number of common shares outstanding at the end of the period, adjusted for stock dividend and repurchased own shares.
/3/ Adjusted for stock dividend.

Revenues and production

                                                                                                                 amounts in millions
USD                                                                             EUR                      EUR
--------------------------                                                      ------------------------ ---------------------------
    First nine months                                                              Third quarter          First nine months
--------------------------                                                      ------------------------ ---------------------------
      2003     2002     %                                                          2003      2002     %      2003      2002     %
                              Revenues
     1,513    1,308    16     Life general account single premiums                  380       539   -29     1,362     1,410    -3
     4,491    3,985    13     Life general account recurring premiums             1,302     1,293     1     4,042     4,294    -6
     3,975    4,111    -3     Life policyholders account single premiums          1,148     1,310   -12     3,578     4,430   -19
     3,533    2,992    18     Life policyholders account recurring premiums         863       959   -10     3,180     3,224    -1
--------------------      ------------------------------------------------------------------------       -------------------
    13,512   12,396     9     Total life insurance gross premiums                 3,693     4,101   -10    12,162    13,358    -9
     2,079    2,027     3     Accident and health insurance premiums                589       643    -8     1,871     2,184   -14
       682      552    24     General insurance premiums                            175       174     1       614       595     3
--------------------      ------------------------------------------------------------------------       -------------------
    16,273   14,975     9     Total gross premiums                                4,457     4,918    -9    14,647    16,137    -9
     7,143    6,520    10     Investment income insurance activities /1/          2,194     2,188     0     6,429     7,025    -8
       303      268    13     Income from banking activities                         88        99   -11       273       289    -6
--------------------      ------------------------------------------------------------------------       -------------------
    23,719   21,763     9     Total revenues business units                       6,739     7,205    -6    21,349    23,451    -9
        10        7    43     Income from other activities                            6       -12   150         9         8    13
--------------------      ------------------------------------------------------------------------       -------------------
    23,729   21,770     9     Total revenues                                      6,745     7,193    -6    21,358    23,459    -9
====================================================================================================================================

                              Revenues by product segment
    20,210   18,451    10     Life insurance                                      5,751     6,145    -6    18,191    19,882    -9
     2,471    2,435     1     Accident and health insurance                         710       766    -7     2,224     2,624   -15
       735      609    21     General insurance                                     190       195    -3       661       656     1
       303      268    13     Banking activities                                     88        99   -11       273       289    -6
        10        7    43     Other activities                                        6       -12   150         9         8    13
--------------------      ------------------------------------------------------------------------       -------------------
    23,729   21,770     9     Total revenues                                      6,745     7,193    -6    21,358    23,459    -9
====================================================================================================================================

                              Investment income for the account
     8,491  -13,796   162     of policyholders                                    2,157    -8,486   125     7,643   -14,866   151
====================================================================================================================================

                              Standardized new premium production
                              life insurance
     4,865    4,885     0     Single premiums                                     1,258     1,520   -17     4,379     5,264   -17
     1,594    1,196    33     Recurring premiums annualized                         472       373    27     1,435     1,289    11
     2,081    1,685    24     Total recurring plus 1/10 single                      598       525    14     1,873     1,815     3
====================================================================================================================================

                              Deposits
     4,374    5,581   -22     Fixed annuities                                       905     1,535   -41     3,937     6,014   -35
     7,598    8,167    -7     GICs and funding agreements                         1,813     2,122   -15     6,839     8,801   -22
     5,243    6,556   -20     Variable annuities                                  1,108     2,581   -57     4,719     7,065   -33
--------------------      ------------------------------------------------------------------------       -------------------
    17,215   20,304   -15     Total                                               3,826     6,238   -39    15,495    21,880   -29
     2,446    2,505    -2     Savings deposits                                      679       832   -18     2,202     2,699   -18
--------------------      ------------------------------------------------------------------------       -------------------
    19,661   22,809   -14     Total production on balance sheet                   4,505     7,070   -36    17,697    24,579   -28
====================================================================================================================================

                              Net deposits
     1,208    3,609   -67     Fixed annuities                                       -27     1,065  -103     1,087     3,889   -72
     1,367    2,144   -36     GICs and funding agreements                          -105      -127    17     1,231     2,310   -47
     2,319    2,830   -18     Variable annuities                                    309     1,563   -80     2,087     3,050   -32
--------------------      ------------------------------------------------------------------------       -------------------
     4,894    8,583   -43     Total                                                 177     2,501   -93     4,405     9,249   -52
      -702       33           Savings deposits                                     -183       -95   -93      -632        36
--------------------      ------------------------------------------------------------------------       -------------------
     4,192    8,616   -51     Total net deposits                                     -6     2,406  -100     3,773     9,285   -59
====================================================================================================================================

        14      289   -95     Investment contracts                                    0        63  -100        13       311   -96
====================================================================================================================================

                              Off balance sheet production
    11,239    8,593    31     Synthetic GICs                                      3,726     2,585    44    10,116     9,260     9
                              Mutual funds/Collective Trusts and
     8,491    6,189    37     other managed assets                                2,701     2,078    30     7,643     6,669    15
--------------------      ------------------------------------------------------------------------       -------------------
    19,730   14,782    33     Total production off balance sheet                  6,427     4,663    38    17,759    15,929    11
====================================================================================================================================
       519      549    -5  /1/ Of which indirect income on shares and real estate.  157       176   -11       467       592   -21

Americas

                                                                                                           amounts in millions
USD                                                                         USD                      EUR
--------------------------                                                 ------------------------- --------------------------
     Third quarter                                                           First nine months        First nine months
--------------------------                                                 ------------------------- --------------------------
     2003      2002     %                                                      2003     2002      %     2003     2002       %
                            Income by product segment
      165       195   -15   Traditional life                                    509      602    -15      458      649     -29
      112        75    49   Fixed annuities                                     239      188     27      215      203       6
       83        64    30   GICs and funding agreements                         189      189      0      170      204     -17
       23        30   -23   Life for account policyholders                       73       80     -9       66       86     -23
       15       -37   141   Variable annuities                                   23     -264    109       21     -285     107
        1        -3   133   Fee business                                         11       -2              10       -2
--------------------        -----------------------------------------------------------------        -----------------
      399       324    23   Life insurance                                    1,044      793     32      940      855      10
       74        69     7   Accident and health insurance                       181      191     -5      163      206     -21
--------------------        -----------------------------------------------------------------        -----------------
      473       393    20   Total insurance                                   1,225      984     24    1,103    1,061       4
      434       403     8   of which general account                          1,118    1,170     -4    1,006    1,262     -20
       39       -10         of which policyholders account /2/                  107     -186    158       97     -201     148
--------------------        -----------------------------------------------------------------        -----------------
      473       393    20   Income before tax                                 1,225      984     24    1,103    1,061       4
     -131      -120     9   Corporation tax                                    -356     -318     12     -321     -343      -6
--------------------        -----------------------------------------------------------------        -----------------
      342       273    25   Net income                                          869      666     30      782      718       9
===============================================================================================================================

                            Revenues
      213       318   -33   Life general account single premiums                643      710     -9      579      765     -24
    1,167     1,124     4   Life general account recurring premiums           3,486    3,326      5    3,138    3,584     -12
      129       172   -25   Life policyholders account single premiums          394      650    -39      355      700     -49
      168       114    47   Life policyholders account recurring premiums       618      428     44      556      461      21
--------------------        -----------------------------------------------------------------        -----------------
    1,677     1,728    -3   Total life insurance gross premiums               5,141    5,114      1    4,628    5,510     -16
      609       596     2   Accident and health insurance premiums            1,850    1,839      1    1,665    1,982     -16
--------------------        -----------------------------------------------------------------        -----------------
    2,286     2,324    -2   Total gross premiums                              6,991    6,953      1    6,293    7,492     -16
    1,885     1,779     6   Investment income insurance activities /1/        5,432    5,342      2    4,889    5,757     -15
--------------------        -----------------------------------------------------------------        -----------------
    4,171     4,103     2   Total revenues                                   12,423   12,295      1   11,182   13,249     -16
===============================================================================================================================

                            Investment income for the account
    1,109    -3,735   130   of policyholders                                  4,310   -7,331    159    3,879   -7,900     149
===============================================================================================================================

                            Gross margin, commissions and expenses
    1,401     1,216    15   Gross margin                                      4,008    3,597     11    3,608    3,877      -7
      928       823    13   Commissions and expenses                          2,783    2,613      7    2,505    2,816     -11
===============================================================================================================================

                            Standardized new premium production
                            life insurance
      327       397   -18   Single premiums                                     952    1,241    -23      857    1,337     -36
      200       191     5   Recurring premiums annualized                       682      585     17      614      630      -3
      232       231     0   Total recurring plus 1/10 single                    777      709     10      700      764      -8
===============================================================================================================================

                            Deposits
    1,024     1,562   -34   Fixed annuities                                   4,374    5,581    -22    3,937    6,014     -35
    2,044     2,173    -6   GICs and funding agreements                       7,598    8,167     -7    6,839    8,801     -22
    1,253     2,532   -51   Variable annuities                                5,243    6,556    -20    4,719    7,065     -33
--------------------        -----------------------------------------------------------------        -----------------
    4,321     6,267   -31   Total production on balance sheet                17,215   20,304    -15   15,495   21,880     -29
===============================================================================================================================

                            Off balance sheet production
    4,178     2,603    61   Synthetic GICs                                   11,239    8,593     31   10,116    9,260       9
                            Mutual funds/Collective Trusts and
    2,191     1,310    67   other managed assets                              6,053    4,779     27    5,448    5,150       6
--------------------        -----------------------------------------------------------------        -----------------
    6,369     3,913    63   Total production off balance sheet               17,292   13,372     29   15,564   14,410       8
===============================================================================================================================
       46        81   -43 /1/ Of which indirect income on shares and real       111      245    -55      100      264     -62
                              estate.
                          /2/ Includes also variable annuities and fee business.

The Netherlands

                                                                                                         amounts in millions

EUR                                                                                             EUR
---------------------------                                                                     ----------------------------
      Third quarter                                                                                  First nine months
---------------------------                                                                     ----------------------------
      2003      2002     %                                                                         2003     2002        %
                               Income by product segment
       120       134   -10     Traditional life                                                     398      410       -3
        46        24    92     Life for account policyholders                                        92       43      114
         6         0     0     Fee business                                                          16        0        0
--------------------          --------------------------------------------------                ----------------
       172       158     9     Life insurance                                                       506      453       12
        11         8    38     Accident and health insurance                                         19       23      -17
         7         9   -22     General insurance                                                     24       26       -8
--------------------          --------------------------------------------------                ----------------
       190       175     9     Total insurance                                                      549      502        9
       138       151    -9     of which general account                                             441      459       -4
        52        24   117     of which policyholders account                                       108       43      151
         9        11   -18     Banking activities /2/                                                11       32      -66
--------------------          --------------------------------------------------                ----------------
       199       186     7     Income before tax                                                    560      534        5
       -51       -37    38     Corporation tax                                                     -127     -111       14
--------------------          --------------------------------------------------                ----------------
       148       149    -1     Net income                                                           433      423        2
==========================================================================================================================

                               Revenues
       117       135   -13     Life general account single premiums                                 557      459       21
        65        78   -17     Life general account recurring premiums                              421      448       -6
        75        62    21     Life policyholders account single premiums                           328      758      -57
       250       349   -28     Life policyholders account recurring premiums                      1,204    1,226       -2
--------------------          --------------------------------------------------                ----------------
       507       624   -19     Total life insurance gross premiums                                2,510    2,891      -13
        27        28    -4     Accident and health insurance premiums                               141      141        0
        94        97    -3     General insurance premiums                                           363      357        2
--------------------          --------------------------------------------------                ----------------
       628       749   -16     Total gross premiums                                               3,014    3,389      -11
       427       349    22     Investment income insurance activities /1/                         1,270    1,075       18
        88        99   -11     Income from banking activities                                       273      289       -6
--------------------          --------------------------------------------------                ----------------
     1,143     1,197    -5     Total revenues                                                     4,557    4,753       -4
==========================================================================================================================
                               Investment income for the account
       263      -703   137     of policyholders                                                     636   -1,375      146
==========================================================================================================================

                               Gross margin, commissions and expenses
       422       330    28     Gross margin                                                       1,288      972       33
       223       144    55     Commissions and expenses /3/                                         728      438       66
==========================================================================================================================

                               Standardized new premium production
                               life insurance
       170       164     4     Single premiums                                                      782    1,119      -30
        26        38   -32     Recurring premiums annualized                                        113      150      -25
        43        54   -20     Total recurring plus 1/10 single                                     191      262      -27
==========================================================================================================================
                               Deposits
       679       832   -18     Savings deposits                                                   2,202    2,699      -18
--------------------          --------------------------------------------------                ----------------
       679       832   -18     Total production on balance sheet                                  2,202    2,699      -18
==========================================================================================================================
         0        63  -100     Investment contracts                                                  13      311      -96
==========================================================================================================================
                               Off balance sheet production
       665       447    49     Mutual funds and other managed assets                              1,774      903       96
--------------------          --------------------------------------------------                ----------------
       665       447    49     Total production off balance sheet                                 1,774      903       96
==========================================================================================================================
       115        96    20 /1/ Of which indirect income on shares and real estate.                  365      323       13
                           /2/ Includes income on off balance sheet type products.
                           /3/ For 2003 includes the effect of a change in presentation of investment costs from a net basis to a gross basis and the consolidation of the distribution companies.

United Kingdom

                                                                                                                 amounts in millions
 GBP                                                                         GBP                         EUR
---------------------------                                                 --------------------------  ----------------------------
    Third quarter                                                                First nine months         First nine months
---------------------------                                                 --------------------------  ----------------------------
     2003     2002     %                                                          2003     2002     %      2003     2002         %
                              Income by product segment
         2        4   -50     Traditional life                                        1       11   -91         2       18       -89
        32       26    23     Life for account policyholders                         93      110   -15       135      175       -23
         0       -1   100     Fee business                                           -2       -2     0        -3       -3         0
---------------------     -----------------------------------------------------------------------        -----------------
        34       29    17     Life insurance                                         92      119   -23       134      190       -29

         2        4   -50     of which general account                                1       11   -91         2       18       -89
        32       25    28     of which policyholders account /2/                     91      108   -16       132      172       -23
---------------------     -----------------------------------------------------------------------        -----------------
        34       29    17     Income before tax                                      92      119   -23       134      190       -29

        -9       -9     0     Corporation tax                                       -26      -33   -21       -38      -53       -28
---------------------     -----------------------------------------------------------------------        -----------------
        25       20    25     Net income                                             66       86   -23        96      137       -30
====================================================================================================================================

                              Revenues
        51       41    24     Life general account single premiums                  150      106    42       217      170        28
        26       20    30     Life general account recurring premiums                76       60    27       110       96        15
       665      683    -3     Life policyholders account single premiums          1,985    1,845     8     2,881    2,948        -2
       287      285     1     Life policyholders account recurring premiums         869      871     0     1,261    1,392        -9
---------------------     -----------------------------------------------------------------------        -----------------
     1,029    1,029     0     Total gross premiums                                3,080    2,882     7     4,469    4,606        -3

        37       13   185     Investment income insurance activities /1/            111       54   106       161       87        85
---------------------     -----------------------------------------------------------------------        -----------------
     1,066    1,042     2     Total revenues                                      3,191    2,936     9     4,630    4,693        -1
====================================================================================================================================

                              Investment income for the account
       629   -2,403   126     of policyholders                                    2,135   -3,413   163     3,098   -5,452       157
====================================================================================================================================

                              Gross margin, commissions and expenses
       135      101    34     Gross margin                                          381      327    17       553      523         6
       101       72    40     Commissions and expenses                              289      208    39       419      333        26
====================================================================================================================================

                              Standardized new premium production
                              life insurance
       552      603    -8     Single premiums                                     1,871    1,736     8     2,716    2,773        -2
        92       76    21     Recurring premiums annualized                         282      270     4       409      432        -5
       147      137     7     Total recurring plus 1/10 single                      469      444     6       681      709        -4
====================================================================================================================================

                              Off balance sheet production

        33      207   -84     Mutual funds and other managed assets                 202      347   -42       293      554       -47
---------------------     -------------------------------------------------------------------------        -----------------
        33      207   -84     Total production off balance sheet                    202      347   -42       293      554       -47
====================================================================================================================================
         0       -2   100 /1/ Of which indirect income on shares and real estate.     0        0     0         0        0         0
                          /2/ Includes also fee business.

Other countries

                                                                                                                amounts in millions
EUR                                                                                                        EUR
--------------------------                                                                                 -------------------------
        Third quarter                                                                                            First nine months
--------------------------                                                                                 -------------------------
      2003     2002     %                                                                                     2003     2002        %
                              Income by product segment
         7       11   -36     Traditional life                                                                  21       18       17
         0       -5   100     Life for account of policyholders                                                 -7      -11       36
         3        2    50     Fee business                                                                       7        5       40
--------------------       ---------------------------------------------------------------------       ---------------------
        10        8    25     Life insurance                                                                    21       12       75
         3        1           Accident and health insurance                                                      6        5       20
        10       13   -23     General insurance                                                                 36       30       20
--------------------       ---------------------------------------------------------------------       ---------------------
        23       22     5     Total insurance                                                                   63       47       34
        20       25   -20     of which general account                                                          63       53       19
         3       -3           of which policyholders account /2/                                                 0       -6      100
--------------------       ---------------------------------------------------------------------       ---------------------
        23       22     5     Income before tax                                                                 63       47       34
        -5       -4    25     Corporation tax                                                                  -16      -10       60
--------------------       ---------------------------------------------------------------------       ---------------------
        18       18     0     Net income                                                                        47       37       27
====================================================================================================================================

                              Revenues
         1       11   -91     Life general account single premiums                                               9       16      -44
       161       53           Life general account recurring premiums                                          373      166      125
         6        6     0     Life policyholders account single premiums                                        14       24      -42
        53       51     4     Life policyholders account recurring premiums                                    159      145       10
--------------------       ---------------------------------------------------------------------       ---------------------
       221      121    83     Total life insurance gross premiums                                              555      351       58
        20       18    11     Accident and health insurance premiums                                            65       61        7
        81       77     5     General insurance premiums                                                       251      238        5
--------------------       ---------------------------------------------------------------------       ---------------------
       322      216    49     Total gross premiums                                                             871      650       34
        35       33     6     Investment income insurance activities /1/                                       109      106        3
--------------------       ---------------------------------------------------------------------       ---------------------
       357      249    43     Total revenues                                                                   980      756       30
====================================================================================================================================
                              Investment income for the account
        15      -65   123     of policyholders                                                                  30     -139      122
====================================================================================================================================
                              Gross margin, commissions and expenses
        87       83     5     Gross margin                                                                     259      233       11
        64       61     5     Commissions and expenses                                                         196      186        5
====================================================================================================================================

                              Standardized new premium production
                              life insurance
         9       12   -25     Single premiums                                                                   24       35      -31
       137       24           Recurring premiums annualized                                                    299       77
       138       25           Total recurring plus 1/10 single                                                 301       80
====================================================================================================================================

                              Off balance sheet production

        37       19    95     Mutual funds and other managed assets                                            128       62      106
--------------------       ---------------------------------------------------------------------       ---------------------
        37       19    95     Total production off balance sheet                                               128       62      106
====================================================================================================================================
         1        2   -50 /1/ Of which indirect income on shares and real estate.                                2        5      -60
                          /2/ Includes also fee business.

  Explanatory notes

  Accounting principles applied in this interim report are the same as those applied in the annual accounts 2002. The published figures are unaudited.

  Traditional life includes income on traditional and fixed universal life products.
  Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK. Fee business includes income on off balance sheet type products.
  Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets and capital geographically

                                                                                    amounts in million EUR (unless otherwise stated)

              United
 Americas    Kingdom                                                          The    United       Other      Total          Total
      USD        GBP     As at September 30, 2003          Americas   Netherlands   Kingdom   countries        EUR            USD
------------------------------------------------------------------------------------------------------------------------------------
                         Investments
  113,903      1,121     Fixed income                        97,754        13,200     1,604       1,875    114,433        133,337
    3,565         87     Equities and real estate             3,060         5,213       125         127      8,525          9,933
  117,468      1,208     Total general account              100,814        18,413     1,729       2,002    122,958        143,270
------------------------------------------------------------------------------------------------------------------------------------
   12,544     16,286     Fixed income                        10,765        10,665    23,312         387     45,129         52,584
   29,682     14,428     Equities and real estate            25,474         7,198    20,652         201     53,525         62,368
   42,226     30,714     Total account policyholders         36,239        17,863    43,964         588     98,654        114,952
------------------------------------------------------------------------------------------------------------------------------------
  159,694     31,922     Total insurance activities         137,053        36,276    45,693       2,590    221,612        258,222
        -          -     Banking activities                       -         6,792         -           -      6,792          7,914
   62,021        855     Off balance sheet assets            53,228         9,225     1,224         514     64,191         74,795
------------------------------------------------------------------------------------------------------------------------------------
  221,715     32,777     Total assets business units        190,281        52,293    46,917       3,104    292,595        340,931
                         Other investments                                                                      23             27
------------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                       292,618        340,958
====================================================================================================================================
  165,443     32,443     Assets business units              141,987        45,923    46,440       2,896    237,246        276,439
                         Other assets                                                                        3,159          3,681
                                                                                                         ---------------------------
                         Total assets on balance sheet                                                     240,405        280,120

   17,196      2,079     Capital in units                    14,758         2,623     2,976         447     20,804         24,241

                         Total capital base                                                                 20,069         23,384
                         Other net liabilities                                                                 735            857
                                                                                                         ---------------------------
                         Total                                                                              20,804         24,241
====================================================================================================================================

                         As at September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                         Investments
  103,867        860     Fixed income                       105,342        13,542     1,366       1,491    121,741        120,037
    3,702         68     Equities and real estate             3,754         4,165       108         141      8,168          8,054
  107,569        928     Total general account              109,096        17,707     1,474       1,632    129,909        128,091
------------------------------------------------------------------------------------------------------------------------------------
   13,068     15,451     Fixed income                        13,254        10,293    24,545         286     48,378         47,701
   20,851     12,372     Equities and real estate            21,147         6,532    19,654         190     47,523         46,857
   33,919     27,823     Total account policyholders         34,401        16,825    44,199         476     95,901         94,558
------------------------------------------------------------------------------------------------------------------------------------
  141,488     28,751     Total insurance activities         143,497        34,532    45,673       2,108    225,810        222,649
        -          -     Banking activities                       -         7,503         -           -      7,503          7,397
   47,271        797     Off balance sheet assets            47,942         1,272     1,266         316     50,796         50,085
------------------------------------------------------------------------------------------------------------------------------------
  188,759     29,548     Total assets business units        191,439        43,307    46,939       2,424    284,109        280,131
                         Other investments                                                                     379            374
------------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                       284,488        280,505
====================================================================================================================================
  148,212     28,923     Assets business units              150,316        43,819    45,946       2,261    242,342        238,949
                         Other assets                                                                        5,500          5,423
                                                                                                         ---------------------------
                         Total assets on balance sheet                                                     247,842        244,372

   14,063      1,858     Capital in units                    14,263         2,289     2,952         329     19,833         19,555

                         Total capital base                                                                 19,239         18,970
                         Other net liabilities                                                                 594            585
                                                                                                         ---------------------------
                         Total                                                                              19,833         19,555
====================================================================================================================================

                         As at December 31, 2002
                         Investments
  105,544        980     Fixed income                       100,643        10,792     1,507       1,611    114,553        120,132
    3,460         88     Equities and real estate             3,299         4,943       135         133      8,510          8,924
  109,004      1,068     Total general account              103,942        15,735     1,642       1,744    123,063        129,056
------------------------------------------------------------------------------------------------------------------------------------
   11,952     15,401     Fixed income                        11,397        11,139    23,675         312     46,523         48,789
   23,274     12,940     Equities and real estate            22,193         5,934    19,892         186     48,205         50,552
   35,226     28,341     Total account policyholders         33,590        17,073    43,567         498     94,728         99,341
------------------------------------------------------------------------------------------------------------------------------------
  144,230     29,409     Total insurance activities         137,532        32,808    45,209       2,242    217,791        228,397
        -          -     Banking activities                       -         7,167         -           -      7,167          7,516
   51,008        806     Off balance sheet assets            48,639         1,689     1,239         471     52,038         54,572
------------------------------------------------------------------------------------------------------------------------------------
  195,238     30,215     Total assets business units        186,171        41,664    46,448       2,713    276,996        290,485
                         Other investments                                                                     378            397
------------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                       277,374        290,882
====================================================================================================================================
  149,948     29,864     Assets business units              142,985        42,750    45,910       2,541    234,186        245,591
                         Other assets                                                                        4,020          4,216
                                                                                                         ---------------------------
                         Total assets on balance sheet                                                     238,206        249,807

   16,518      2,028     Capital in units                    15,751         2,605     3,117         399     21,872         22,937

                         Total capital base                                                                 20,058         21,035
                         Other net liabilities                                                               1,814          1,902
                                                                                                         ---------------------------
                         Total                                                                              21,872         22,937
====================================================================================================================================

Summarized consolidated income statements

                                                             amounts in millions

USD                                                                         EUR                EUR
-------------------------------                                         ---------------------  ------------------------
    First nine months                                                         Third quarter       First nine months
-------------------------------                                         ---------------------  ------------------------
       2003      2002    %   Revenues                                      2003     2002   %       2003     2002     %
     16,273    14,975    9   Gross premiums                                4,457    4,918  -9     14,647   16,137    -9
      7,153     6,527   10   Investment income                             2,200    2,176   1      6,438    7,033    -8
        303       268   13   Income from banking activities                   88       99 -11        273      289    -6
---------------------        -------------------------------------------------------------     ------------------
     23,729    21,770    9   Total revenues                                6,745    7,193  -6     21,358   23,459    -9

                             Benefits and expenses
      1,701     1,114   53   Premiums to reinsurers                          523      339  54      1,531    1,200    28
     14,853    14,492    2   Benefits paid and provided                    4,043    4,789 -16     13,369   15,617   -14
        147       144    2   Profit sharing and rebates                       40       47 -15        132      155   -15
      4,314     3,535   22   Commissions and expenses for own account      1,269    1,152  10      3,883    3,809     2
        530       492    8   Interest                                        155      165  -6        477      530   -10
        494       542   -9   Miscellaneous income and expenditure            143      127  13        445      584   -24
---------------------        ------------------------------------------------------------      ------------------
     22,039    20,319    8   Total benefits and expenses                   6,173    6,619  -7     19,837   21,895    -9

      1,690     1,451   16   Income before tax                               572      574   0      1,521    1,564    -3
       -456      -408   12   Corporation tax                                -151     -157  -4       -410     -440    -7
        236        63        Transamerica Finance Corporation                 43       12            212       68
---------------------        ------------------------------------------------------------      ------------------
      1,470     1,106   33   Net income                                      464      429   8      1,323    1,192    11
---------------------------------------------------------------------------------------------- ------------------------
Income statement items: average rate 1 EUR = USD 1.1110 (2002: USD  0.9280).

Condensed consolidated balance sheets

                                                             amounts in millions

      As at     As at                                                            As at      As at           As at     As at
  Sept. 30,  Dec. 31,                                                        Sept. 30,  Sept. 30,       Sept. 30,  Dec. 31,
       2003      2002                                                             2002       2002            2003      2002
        USD       USD    %                                                         USD        EUR             EUR       EUR  %
--------------------------------------------------------------------------------------------------------------------------------
    151,211   136,969   10     Investments                                     135,862    137,791         129,773   130,608   -1
      3,436     3,729   -8     Group companies and participations                3,336      3,383           2,949     3,556  -17
    114,952    99,341   16     Investments for the account of policyholders     94,558     95,901          98,654    94,728    4
     10,521     9,768    8     Other assets                                     10,616     10,767           9,029     9,314   -3
---------------------       -----------------------------------------------------------------------------------------------
    280,120   249,807   12     Total assets                                    244,372    247,842         240,405   238,206    1

     15,854    14,924    6     Total shareholders' equity/1/                    14,360     14,564          13,606    14,231   -4
      2,282     2,106    8     Capital securities                                2,011      2,039           1,959     2,008   -2
        556       646  -14     Subordinated loans                                  630        639             477       616  -23
      4,692     3,359   40     Senior debt related to insurance activities       1,969      1,997           4,027     3,203   26
---------------------       -----------------------------------------------------------------------------------------------
     23,384    21,035   11     Total capital base                               18,970     19,239          20,069    20,058    0

    116,282   107,926    8     Technical provisions/2/                         104,461    105,944          99,796   102,914   -3
                               Technical provisions with investments for
    114,952    99,341   16     the account of policyholders/3/                  94,558     95,901          98,654    94,728    4
     25,502    21,505   19     Other liabilities/4/                             26,383     26,758          21,886    20,506    7
---------------------       -----------------------------------------------------------------------------------------------
    280,120   249,807   12     Total shareholders' equity and liabilities      244,372    247,842         240,405   238,206    1
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                            /1/Shareholders' equity January 1                              15,923          14,231    15,923
                               Net income excluding preferred dividend                      1,188           1,252     1,517
                               Dividend paid                                                 -731            -147      -731
                               Paid in surplus / Issuance of new shares                     2,064               3     2,053
                               Currency exchange rate differences                          -1,304          -1,289    -2,100
                               Goodwill                                                       -78            -340       -70
                               Repurchased and sold own shares                                  -              19         0
                               Change revaluation account                                  -2,006             -85    -2,042
                               Other changes                                                 -492             -38      -319
--------------------------------------------------------------------------------------------------------------------------------
     15,854    14,924          Shareholders' equity end of period/5, 6/         14,360     14,564          13,606    14,231
--------------------------------------------------------------------------------------------------------------------------------
                         %                                                                                                     %
--------------------------------------------------------------------------------------------------------------------------------
     44,863    42,014    7  /2/Of which fixed annuities                         38,959     39,512          38,502    40,063   -4
     27,923    25,961    8  /2/Of which GICs and funding agreements             26,715     27,094          23,964    24,755   -3
    -16,951   -15,938    6  /2/Of which deferred policy acquisition costs      -15,538    -15,759         -14,548   -15,198   -4
     38,825    32,458   20  /3/Of which variable annuities                      29,846     30,270          33,321    30,951    8
      6,936     6,674    4  /4/Of which savings accounts                         6,643      6,737           5,953     6,364   -6
      2,928     2,725    7  /5/Including revaluation account                     2,597      2,634           2,513     2,598   -3
      1,783     2,156  -17     of which realized gains                           2,496      2,531           1,530     2,056  -26
--------------------------------------------------------------------------------------------------------------------------------

/6/Excluding the gain on the sale of TFC flood hazard certification and real estate tax service businesses to First American Corporation as announced on October 2, 2003.

Balance sheet items: closing rate 1 EUR = USD 1.1652 (2002: 0.9860; year-end 2002: USD 1.0487).

Summarized information Transamerica Finance Corporation

                                                             amounts in millions

USD                                                                       USD                         EUR
-----------------------                                                   --------------------------  -------------------------
    Third quarter                                                             First nine months          First nine months
-----------------------                                                   --------------------------  -------------------------
     2003     2002    %                    INCOME STATEMENT                   2003         2002    %      2003       2002     %

                           Revenues

      143      158   -9    Finance charges                                     448         493    -9       403        531   -24
      103      105   -2    Leasing revenues                                    311         310     0       280        334   -16
       58       61   -5    Real estate information services                    246         177    39       222        191    16
       36       33    9    Other revenues                                      118         102    16       106        110    -4
------------------         -------------------------------------------------------------------        -------------------
      340      357   -5    Total revenues                                    1,123       1,082     4     1,011      1,166   -13

                           Expenses

       51       57  -11    Interest and debt expense                           146         191   -24       131        206   -36
       86       81    6    Salaries and other employee expenses                248         234     6       223        252   -12
       50       53   -6    Depreciation on equipment held for lease            150         158    -5       135        170   -21
       68      133  -49    Miscellaneous income and expenditure                225         369   -39       203        398   -49
------------------         -------------------------------------------------------------------        -------------------
      255      324  -21    Total expenses                                      769         952   -19       692      1,026   -33

       85       33  158    Income before tax                                   354         130   172       319        140   128
      -29      -11  164    Corporation tax                                     -97         -40   143       -88        -43   105
------------------         -------------------------------------------------------------------        -------------------
       56       22  155    Net income from operations                          257          90   186       231         97   138
===============================================================================================================================

                           Net income by segment

       58       27  115    Commercial lending                                  198          93   113       178        100    78
        0       -2  100    Leasing                                               8          -3               7         -3
       13       10   30    Real estate information services                     85          26              77         28   175
      -15      -13  -15    Other                                               -34         -26   -31       -31        -28   -11
------------------         -------------------------------------------------------------------        -------------------
       56       22  155    Net income from operations                          257          90   186       231         97   138
===============================================================================================================================

                           Income reported by AEGON

       56       22  155    Net income from operations                          257          90   186       231         97   138
       -7       -9  -22    Funding costs on the related raised debt            -21         -27   -22       -19        -29   -34
------------------         -------------------------------------------------------------------        -------------------
       49       13         Net income reported by AEGON                        236          63             212         68
===============================================================================================================================

Income statement items: average rate 1 EUR = USD 1.1110 (2002: USD 0.9280).

    As at    As at                                                           As at       As at           As at      As at
Sept. 30,  Dec.31,                                                       Sept. 30,   Sept. 30,       Sept. 30,   Dec. 31,
     2003     2002                                                            2002        2002            2003       2002
      USD      USD    %                      BALANCE SHEET                     USD         EUR             EUR        EUR     %
-----------------------    ----------------------------------------------------------------------------------------------
    5,861    6,007   -2    Finance receivables                               5,967       6,052           5,030      5,728   -12
      121      102   19    Equipment                                           104         105             104         97     7
    2,270    2,485   -9    Other assets                                      2,335       2,368           1,948      2,370   -18
------------------         ----------------------------------------------------------------------------------------------
    8,252    8,594   -4    Total assets                                      8,406       8,525           7,082      8,195   -14

    1,810    1,627   11    Accounts payable and other liabilities            1,669       1,693           1,553      1,551     0
    5,614    6,052   -7    Debts                                             5,850       5,933           4,818      5,771   -17
      828      915  -10    Shareholders' equity                                887         899             711        873   -19
------------------         ----------------------------------------------------------------------------------------------
    8,252    8,594   -4    Total liabilities and shareholders' equity        8,406       8,525           7,082      8,195   -14
===============================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 1.1652 (2002: 0.9860; year-end 2002: USD 1.0487).

Results by segment twelve months cumulative

                                amounts in million EUR (unless otherwise stated)

             United
 Americas   Kingdom   October 1, 2002 - September 30, 2003                         The     United       Other     Total        Total
      USD       GBP                                              Americas  Netherlands    Kingdom   countries       EUR          USD
------------------------------------------------------------------------------------------------------------------------------------
                      Net income
    1,161       119   Life insurance                                1,045          654        177          29     1,905        2,095
      223         -   Accident and health insurance                   203           22          -           7       232          255
        -         -   General insurance                                 -           22          -          44        66           74
        -         -   Banking activities                                -          -13          -           -       -13          -10
                      Interest charges and other                                                                   -384         -424
------------------------------------------------------------------------------------------------------------------------------------
                      Income before tax
    1,384       119   business units                                1,248          685        177          80
                      Income before tax                                                                           1,806        1,990
     -264       -27   Corporation tax business units                 -217         -152        -40         -18
                      Corporation tax                                                                              -323         -382
--------------------------------------------------------------------------------------------------------------
    1,120        92   Net income business units                     1,031          533        137          62
                      Transamerica Finance Corporation                                                              195          221
                                                                                                               ---------------------
                      Net income                                                                                  1,678        1,829
====================================================================================================================================


    5,088       514   Gross margin business units                   4,670        1,641        763         355
                      Gross margin                                                                                7,101        7,430

    3,704       395   Commissions and expenses business units       3,422          956        586         275
                      Commissions and expenses                                                                    5,295        5,440

                      Net income per share (currency x 1)                                                          1.07         1.16

====================================================================================================================================



             United
 Americas   Kingdom   October 1, 2001 - September 30, 2002                         The     United       Other     Total        Total
      USD       GBP                                              Americas  Netherlands    Kingdom   countries       EUR          USD
------------------------------------------------------------------------------------------------------------------------------------
                      Net income
    1,209       185   Life insurance                                1,319          671        296          21     2,307        2,114
      232         -   Accident and health insurance                   253           31          -           8       292          269
        1         -   General insurance                                 1           33          -          39        73           67
        -         -   Banking activities                                -           31          -           -        31           29
                      Interest charges and other                                                                   -330         -304
------------------------------------------------------------------------------------------------------------------------------------
                      Income before tax
    1,442       185   business units                                1,573          766        296          68
                      Income before tax                                                                           2,373        2,175

     -403       -53   Corporation tax business units                 -438         -166        -85         -12
                      Corporation tax                                                                              -626         -574
--------------------------------------------------------------------------------------------------------------
    1,039       132   Net income business units                     1,135          600        211          56
                      Transamerica Finance Corporation                                                               85           78
                                                                                                               ---------------------
                      Net income                                                                                  1,832        1,679
====================================================================================================================================


    4,893       428   Gross margin business units                   5,325        1,354        686         309
                      Gross margin                                                                                7,391        7,067

    3,451       243   Commissions and expenses business units       3,752          588        390         241
                      Commissions and expenses                                                                    5,018        4,892

                      Net income per share (currency x 1)                                                          1.27         1.16

====================================================================================================================================

REPORT OF THE COUNTRY UNITS

The Americas

Net income in the third quarter rose 25% to USD 342 million compared to USD 273 million in the third quarter of 2002. Net income for the first nine months increased 30% to USD 869 million compared to USD 666 million during the same period last year. The largest influences on earnings over the first nine months were the lower additions to the asset default provision (USD 155 million), lower DPAC amortization (USD 190 million) and lower additions to the provision for guarantees (USD 115 million), a non-recurring property insurance gain (USD 40 million) and interest on a tax refund (USD 31 million). Offsetting these influences were lower employee pension plan income (USD 64 million) lower indirect income (USD 134 million) and lower investment yield (USD 118 million).

Traditional life production (standardized new premium) increased 8% over the first nine months of 2003 to USD 594 million. In line with second quarter 2003, strong traditional, universal and term life sales in the Agency group continue to drive sales, but were slightly offset by lower production in structured settlements as a result of the discontinuance of this product. Earnings of USD 509 million were 15% lower than the first nine months of 2002 and primarily reflect lower investment yields, reserve increases and a reduction in employee pension plan income. Indirect income was USD 33 million lower compared to the same period last year.

Life for the account of policyholders sales have increased from the same period last year, largely due to recurring BOLI/COLI sales. Earnings of USD 73 million were 9% lower when compared to the first nine months of 2002. Increased policy lapses continue to have an adverse impact on the level of earnings.

Fixed annuity deposits were down 22% compared to the first nine months of 2002 as a result of reductions in crediting rates and adjustments to commission structures. Withdrawals from in-force policies continue to be at their lowest levels in years reflecting the lower new money interest rates available on new policies. Earnings of USD 239 million were 27% above the first nine months of 2002. The favorable impact of lower credit losses in 2003 has been somewhat offset by the decline in indirect income and lower investment spreads relative to prior year. For the largest segment of the fixed annuity book, the overall spread increased 13 basis points during the third quarter to 176 basis points. Spread on new fixed annuity deposits is within the target range of 225-250 basis points. This reflects lower crediting rates on both existing and new business. Fixed annuity account balances increased 7% to USD 44.9 billion since year-end 2002, largely due to low lapse rates as well as new sales.

Variable annuity deposits decreased 20% compared to the same period in 2002 largely reflecting the discontinuance of the guaranteed minimum income benefit
(GMIB) feature. Variable annuity earnings showed a USD 23 million profit. Compared with the same period in 2002, earnings have increased USD 287 million largely reflecting the improvement in the equity markets. Variable annuity account balances increased 20% to USD 38.8 billion since year-end 2002.

GICs and funding agreement production was down 7% compared to the first nine months of 2002 primarily due to disciplined pricing to achieve returns. Results of USD 189 million are comparable to the same period last year. Improvements in credit losses were offset by a decrease of indirect investment income and lower investment spreads. GICs and funding agreement account balances increased 8% to USD 27.9 billion since year-end 2002.

Off balance sheet production was USD 17.3 billion a 29% increase compared to the same period in 2002. Mutual fund sales of USD 6.1 billion are 27% higher than the same period last and reflect an increased marketing emphasis on these products. Synthetic GIC sales of USD 11.2 billion were 31% higher compared to the same period last year as pension plan sponsors continue to seek more stable value benefits. Earnings on fee business increased by USD 13 million due to higher assets under management and lower expenses.

Accident and health premiums are slightly ahead of the first nine months of 2002. Earnings of USD 181 million were 5% lower than the first nine months of 2002 primarily due to lower indirect investment income and a non-recurring foreign currency gain that was included in the first quarter of 2002.

Commissions and expenses show a 7% increase compared to the first nine months of 2002. Excluding commissions and net DPAC amortization, actual operating expenses increased USD 133 million. Reflected in the year-to-date 2003 expenses is USD 64 million less in employee pension plan income and USD 27 million related to a coinsurance agreement that was cancelled and USD 22 million in higher expenses related to acquired businesses. Excluding these items, expenses were up 2% from the same period last year.

The Netherlands

Net income totaled EUR 148 million in the third quarter, a 1% decrease compared to 2002. Net income of EUR 433 million for the first nine months of 2003 was 2% higher than for the same period last year.

Traditional life results of EUR 398 million were 3% lower than the first nine months of 2002, while life for account of policyholders results were EUR 92 million, 114% higher than in the same period last year. The substantial increase in earnings is due to lower additions to the provision for guarantees.

Overall standardized life production lagged 27% behind the first nine months of 2002, mainly due to lower single premium contracts in the group pension business from the larger employers. Small and medium-size enterprises pension production grew significantly. New individual life production was also lower than in the first nine months of 2002 and reflective of the conditions of the individual markets.

Non-life performance was lower due to lower investment income.

Savings account balances, compared to year-end 2002, decreased by 6% to a total of EUR 6.0 billion at the end of the third quarter 2003.

Off balance sheet production increased 96% to EUR 1,774 million due to the addition of new clients and accounts from the group pensions target group.

Commissions and expenses increased 66% to EUR 728 million. The increase is largely explained by the financial consolidation of distribution units (EUR 149 million), additional employee pension costs (EUR 46 million), investment costs related to AEGON Asset Management that are now recognized on a gross instead of net basis (EUR 41 million), higher DPAC amortization (EUR 30 million) and the acquisition of TKP Pensioen (EUR 11 million). The amount in expenses from AEGON Asset Management is offset by an equal amount in revenues. Excluding these items, operating expenses were up 3% from nine months of 2002. Provisions for guarantees and credit risks were increased by respectively EUR 31 million and EUR 21 million.

United Kingdom

Net income increased 25% to GBP 25 million in the third quarter this year compared to GBP 20 million in the third quarter in 2002. Net income for the first nine months of 2003 was GBP 66 million compared to GBP 86 million for the same period in 2002. The reduction in net income was primarily due to lower levels of management and fund related fees as a direct result of lower average account balances reflecting lower equity markets, lower mortality profits and higher pension scheme contributions.

Life for account of policyholders production for the first nine months of 2003 (standardized new premiums) increased 4% over the same period in 2002. Earnings on this line of business have been adversely affected by the fall in the equity markets.

Traditional life production (standardized new premium) increased 17% to GBP 54 million for the first nine months of 2003, compared to GBP 46 million for the same period last year, as a result of growth in our individual protection business and increasing volume of annuities from maturing pension business. Earnings were GBP 10 million lower due to lower levels of mortality profits and a small number of non-recurring provision releases in 2002.

Off balance sheet production was GBP 202 million for the first nine months of 2003, a reduction of 42% from the same period in 2002.

Commission and expenses increased to GBP 289 million up GBP 81 million due to the inclusion of operating costs of the acquired distribution companies (GBP 37 million), growth in our protection businesses (GBP 13 million), the recommencement of contributions to our staff pension scheme (GBP 6 million) and increased depreciation charges on IT project costs (GBP 24 million). Excluding these items commissions and expenses were at the same level of the prior year.

Other countries

Third quarter net income from other countries was EUR 18 million, the same result as in 2002. Net income during the first nine months amounted to EUR 47 million, an increase of 27% compared to the prior year. Both life and general insurance contributed to the increase in results.

Standardized new life production in other countries increased from EUR 80 million to EUR 301 million in the nine months of this year, largely driven by continued strong production growth in Taiwan. New life production in Taiwan rose to NTD 9,731 million (EUR 254 million) during the first nine months this year, representing a more than eleven-fold increase compared to the first nine months of 2002.

Transamerica Finance Corporation

Net income for the first nine months of 2003 for Transamerica Finance Corporation (TFC) was USD 236 million (EUR 212 million) compared to USD 63 million (EUR 68 million) for the nine months of 2002. Compared to the prior year, business conditions in all segments were more favorable. In addition to lower funding costs, lower expenses and credit losses, and the recognition of deferred income of USD 35 million (EUR 32 million) from the termination of a major client contract, several one-time tax benefits totaling USD 31 million (EUR 28 million) were realized.

On August 5, 2003 AEGON announced the agreement to sell most of TFC's commercial lending activities to GE. It is expected that the transaction will be successfully completed before year-end 2003.

On October 2, 2003 AEGON announced the completion of the sale of Transamerica's real estate information services and flood hazard certification business.

The sale of these two businesses combined will have an expected capital gain of approximately USD 600 million which will be credited to shareholders' equity directly.

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders' equity decreased by EUR 625 million from December 31, 2002 to EUR 13,606 million at September 30, 2003. The main factors contributing to the change were negative exchange rate translations of EUR 1,289 million, a cash interim dividend on common shares of EUR 147 million, preferred dividend of EUR 71 million, a reduction in the revaluation reserve of EUR 85 million and net income of EUR 1,323 million. In addition, a goodwill charge of EUR 340 million was incurred mainly as a result of the consolidation of distribution companies.

At September 30, 2003, equity capital represented 68% of our total capital base, while senior and dated subordinated debt comprised 22% of our total capital base. Not included in these numbers is the positive effect on equity capital of the sale of most of TFC's commercial lending activities as well as the sale of TFC's real estate information services and the flood hazard certification business. Inclusion of these divestitures would have taken the ratio equity to total capital to over 70%. Capital securities accounted for the remaining 10%. Fluctuations in the capital base may occur throughout the year due to the timing of transactions and cash flows. AEGON targets its equity to be 70% of the total capital base and expects to be at this level in subsequent quarters.

The revaluation account balance at September 30, 2003 was EUR 2,513 million, comprised of realized gains of EUR 1,530 million and unrealized gains of EUR 983 million account for the total. EUR 467 million was released as indirect investment income from the revaluation account to income before tax compared with EUR 592 million for the first nine months of 2002.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

..  Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
.. Changes in the performance of financial markets, including emerging markets, including:
   . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
   . The effects of corporate bankruptciesand/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
..  The frequency and severity of insured loss events;
..  Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
..  Changes affecting interest rate levels and continuing low interest rate levels;
..  Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
..  Increasing levels of competition in the United States, the Netherlands, the
   United Kingdom and emerging markets;
.. Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
..  Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
..  Acts of God, acts of terrorism and acts of war;
..  Changes in the policies of central banks and/or foreign governments;
..  Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
..  Customer responsiveness to both new products and distribution channels;

..  Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
.. Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.


Inquiries:
AEGON N.V.
Group Corporate Affairs & Investor Relations


Analysts & Investors                        Media

NL +31 (0)70 344 83 05                      NL +31 (0)70 344 83 44
groupir@aegon.nl                            groupcom@aegon.nl

USA +1 410 576 45 77
ir@aegonusa.com

Web site: www.aegon.com

Press conference

A press conference on the first nine months 2003 earnings will be held this morning at AEGON's headquarters in The Hague at 10.30 CET (09.30 GMT; 4.30 a.m.
ET). This press conference will be webcast live on AEGON's homepage (www.aegon.com).


Analyst and investor conference call

An analyst and investor conference call on the first nine months earnings will be held today at 15.00 CET (14.00 GMT; 09.00 a.m. ET).
The phone numbers to listen to the conference call are as follows:
+31 45 631 6905 (The Netherlands)
+44 208 515 2326 (United Kingdom)
+1 416 646 3096 (United States and Canada)


Analyst and Investor Conference

On 10 -11 November 2003 AEGON will host an analyst and investor conference in Orlando, Florida. Presentations will be webcast live on AEGON's homepage (www.aegon.com).